Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

September 28, 2023

Via EDGAR CORRESPONDENCE

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB Tax-Aware Intermediate Municipal ETF
- AB Tax-Aware Long Municipal ETF
- AB Corporate Bond ETF
- AB Core Plus Bond ETF
Post-Effective Amendment No. 11
File Nos. 333-264818 and 811-23799

Dear Mr. Zapata:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on August 7, 2023 (the “Post-Effective Amendment”), on Form N-1A for AB Tax-Aware Intermediate Municipal ETF, AB Tax-Aware Long Municipal ETF, AB Corporate Bond ETF and AB Core Plus Bond ETF (each, a “Fund”), each a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Alexandra K. Alberstadt and me by telephone on September 19, 2023.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing.

Comment 1:	For each Fund, please update the fee table to indicate that the “Distribution and/or Service (12b-1) Fees” and “Total Annual Fund Operating Expenses” are estimated amounts for the current fiscal year, as is indicated for “Other Expenses” in footnote (b) to the fee table.

Response:	Registrant has revised the prospectus in response to this comment.

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AB Tax-Aware Intermediate Municipal ETF

Comment 2:	Please clarify the intended use of derivatives as part of the Fund’s principal investment strategies. Please note that the Fund should look through any private activity, municipal debt securities who principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with the Fund’s concentration policies.

Response:	Registrant has revised the prospectus in response to this comment.

Comment 3:	The Staff notes that the Fund includes Leverage Risk in the Principal Risks section. Please explain in the Principal Strategies section how the Fund will employ leverage. If only derivatives are adding the leverage, then Leverage Risk should be more precise.

Response:	The Prospectus includes disclosure addressing the Fund’s investment in derivatives. The risks of investing in derivatives are addressed in Derivatives Risk, Leverage Risk and other principal risks, and are consistent across the AB Fund Complex. The Prospectus has not been revised in response to this comment.

AB Tax-Aware Long Municipal ETF

Comment 4:	The Staff notes that the Fund includes Leverage Risk in the Principal Risks section. Please explain in the Principal Strategies section how the Fund will employ leverage. If only derivatives are adding the leverage, then Leverage Risk should be more precise.

Response:	The Prospectus includes disclosure addressing the Fund’s investment in derivatives. The risks of investing in derivatives are addressed in Derivatives Risk, Leverage Risk and other principal risks, and are consistent across the AB Fund Complex. The Prospectus has not been revised in response to this comment.

AB Corporate Bond ETF

Comment 5:	The Staff notes that the Principal Strategies section states that the Fund may “use interest rate futures contracts or swaps to manage the Fund’s average duration.” Please add an explanation explaining the concept of duration in plain English.

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Response:	Registrant has considered the comment and respectfully declines to revise the Prospectus in response to this comment. Registrant believes that the risk bullet for Duration Risk under the Principal Risks section explains the concept of duration in plain English.

Comment 6:	The Staff notes that the Fund includes Leverage Risk in the Principal Risks section. Please explain in the Principal Strategies section how the Fund will employ leverage. If only derivatives are adding the leverage, then Leverage Risk should be more precise.

Response:	The Prospectus includes disclosure addressing the Fund’s investment in derivatives. The risks of investing in derivatives are addressed in Derivatives Risk, Leverage Risk and other principal risks, and are consistent across the AB Fund Complex. The Prospectus has not been revised in response to this comment.

AB Core Plus Bond ETF

Comment 7:	The Staff notes that the Principal Strategies section indicates that the Fund “pursues its objective by investing, under normal circumstances, at least 80% of its net assets, including any borrowings for investment purposes, in fixed-income securities.” Please be precise and say “in bonds” rather than “in fixed-income securities” when referencing the securities in which the Fund will invest.

Response:	Registrant has considered the comment and respectfully declines to revise the Prospectus in response to this comment. Registrant believes that use of the word “bond” in the Fund’s name and “fixed-income” in the Principal Strategies section is consistent with those terms’ plain English meaning and established industry use.

Comment 8:	The Staff notes that the Principal Strategies section states that the Fund may use leverage for investment purposes. Please explain what amount of leverage the Fund may use and what type of leverage the Fund may use.

Response:	The Prospectus includes disclosure that the Fund may invest in reverse repurchase agreements and dollar rolls and may invest in options, futures, forwards and swaps. The Fund’s use of derivatives will be subject to the derivatives risks management program. The amount of leverage would vary based on the Adviser’s assessment of market and other factors. The Prospectus has not been revised in response to this comment.

Comment 9:	The Staff notes that the Principal Strategies section states that the Fund intends to “enter into transactions such as reverse repurchase agreements and dollar rolls” and that the Fund may “invest in derivatives, such as options, futures contracts, forwards, or swaps.” Please explain how these derivatives would be used as part of the Fund’s investment strategies.

Response:	Registrant has revised the prospectus in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Nancy E. Hay, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq

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